SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Metrocall Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

59164X 10 5
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

        Item 4 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Metrocall Holdings, Inc., a Delaware corporation (“Metrocall”) previously filed by Scion Capital, LLC, Scion Qualified Fund, LLC and Dr. Michael J. Burry is hereby amended.

Item 4. Purpose of Transaction

        No change except for the addition of the following:

        On November 5, 2004 Scion Capital, LLC issued the following press release:

SCION CAPITAL LLC SEEKS CLARIFICATION FROM METROCALL HOLDINGS, INC.
ON RECENT PRESS RELEASE

Cupertino, California--November 5, 2004--Scion Capital, LLC today announced that it has called upon the management of Metrocall Holdings, Inc. (Nasdaq: MTOH) to clarify recent potentially confusing press releases by Metrocall relating to the proposed merger of Metrocall and Arch Wireless, Inc. (Nasdaq: AWIN).

Scion is one of Metrocall’s largest stockholders and has voted its 484,363 shares of Metrocall common stock against the proposed Metrocall-Arch Wireless merger. Scion believes that inadequate value has been ascribed to Metrocall as a partner in this merger.

Scion also has taken steps to perfect its appraisal rights on these shares, which amount to greater than 8% of Metrocall’s full-diluted shares. Under the Agreement and Plan of Merger dated March 29, 2004 and as amended as of October 5, 2004, exercise of these appraisal rights constitutes a failure of one of the conditions to the merger. As a result, both Metrocall and Arch Wireless must waive this condition in order for the merger to continue, even if shareholders of both companies approve the merger. Either company may terminate the proposed merger by simply not waiving this condition.

According to Metrocall’s press release of November 4, Arch stated that if the merger were turned down by Metrocall shareholders, Arch it would seek in any renegotiation to reduce the consideration payable to Metrocall shareholders. Dr. Michael J. Burry, Scion's CEO views such a statement as potentially misleading. Because of the failure of the appraisal condition, if Arch feels Metrocall is worth less than the current offer, or if Arch believes it can get a better deal, then Arch can terminate the merger and/or seek to renegotiate the merger regardless of how Metrocall shareholders vote.

Scion called upon Metrocall to clarify whether Arch has already waived the appraisal condition and why, as suggested by Metrocall’s press release, Arch would seek to renegotiate the merger if Metrocall shareholders turn down the current proposal when Arch already has that right regardless of how Metrocall stockholders vote. Scion also called upon Metrocall to clarify why Arch may believe Metrocall stockholders would approve a new, lower merger proposal after turning down the current proposal.

Scion also called upon Metrocall to release full and complete voting results rather than just the limited votes of record holders that were contained in Metrocall’s press release of November 4.

Scion stated that, absent clarification on these issues, the Metrocall press release appears to be a threat that is little more than a scare tactic and not credible.

Scion also stated that it remains troubled that Metrocall management continues to champion an inadequate deal in the face of the publicly stated opposition of its two largest stockholders and the recommendation of Institutional Shareholder Services that Metrocall shareholders vote against this merger.”

Contact: Scion Capital, LLC, Cupertino, CA. Daniel T. Nero, CFO & COO 408-441-4800

             Signature

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2004 /s/ Dr. Michael J. Burry Dr. Michael J. Burry, individually and as managing member of Scion Capital, LLC, managing member of Scion Qualified Funds, LLC